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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------


                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of July 2003

                           MAGAL SECURITY SYSTEMS LTD.
                              (Name of Registrant)


                P.O. Box 70, Industrial Zone, Yahud 56100 Israel
                     (Address of Principal Executive Office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                      Form 20-F X         Form 40-F __

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __


     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                   Yes __ No X

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

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


                           Magal Security Systems Ltd.



6-K Items

1. Magal Security Systems Ltd. Proxy Statement for Annual General Meeting to be held July 30, 2003.

2.   Magal Security Systems Ltd. Proxy Card.

                                                                          ITEM 1

                           MAGAL SECURITY SYSTEMS LTD.
                               ------------------

                    NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

                            To Be Held July 30, 2003

                               ------------------

To Our Shareholders:

         You are cordially invited to attend the Annual General Meeting of the Shareholders of Magal Security Systems Ltd. (the "Company") to be held at the registered office of the Company, 17 Altalef Street, Industrial Zone, Yahud 56100, Israel, on July 30, 2003 at 10:00 A.M., local time, for the purpose of considering and acting upon the following matters:

1.   Election of Directors;

2. Appointment of Kost, Forer & Gabbay, a member of Ernst & Young Global, as independent auditors of the Company for the year ending December 31, 2003 and for the period until the next Annual General Meeting of Shareholders and to authorize the audit committee to fix the remuneration of the auditors in accordance with the volume and nature of their services;

3. To receive, consider and discuss the Financial Statements of the Company and the Auditors' Report in respect thereof for the year ended December 31, 2002;

4. Declaration of a 3% stock dividend to shareholders of record as of August 11, 2003, as a final dividend for the year ended December 31, 2002; and

5. Such other business as may properly come before the meeting or any adjournment thereof.

        The Board of Directors has fixed the close of business on June 30, 2003 as the record date for the determination of shareholders entitled to receive notice of, and to vote at, the Annual General Meeting.

        You are cordially invited to attend the Annual General Meeting. Whether or not you plan to attend the Annual General Meeting, you are urged to promptly complete, date and sign the enclosed proxy and to mail it in the enclosed envelope, which requires no postage if mailed in the United States. Return of your proxy does not deprive you of your right to attend the Annual General Meeting and to vote your shares in person.

        Pursuant to the Company's Articles of Association, a proxy will be effective only if it is received by the Company at least 48 hours prior to the time of the Annual General Meeting.

        Joint holders of the Company's Ordinary Shares should take note that, pursuant to Article 57 of the Company's Articles of Association, the vote of the senior of the joint holders of any Ordinary Share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s) of such Ordinary Share, and for this purpose seniority will be determined by the order in which the names stand in the Register of Members or the records of the Company's transfer agent.

                                          BY ORDER OF THE BOARD
                                            OF DIRECTORS

                                          JACOB EVEN-EZRA
                                          Chairman of the Board of Directors and
                                          Chief Executive Officer


Yahud, Israel
June 30, 2003



        The Company's annual report for the year ended December 31, 2002, including financial statements, is enclosed herewith, but is not a part of the proxy solicitation material.

        This Proxy Statement and the proxies solicited hereby are first being sent or delivered to the shareholders on or about July 2, 2003.

                           MAGAL SECURITY SYSTEMS LTD.
                                17 Altalef Street
                                 Industrial Zone
                               Yahud 56100, Israel

                                 PROXY STATEMENT

                     ANNUAL GENERAL MEETING OF SHAREHOLDERS

     This Proxy Statement is furnished to shareholders of Magal Security Systems Ltd. (the "Company") in connection with the solicitation by the Board of Directors of the Company of proxies to be voted at the Annual General Meeting of the Shareholders (the "Meeting") of the Company to be held on July 30, 2003 at 10:00 A.M., local time, at the registered office of the Company, 17 Altalef Street, Industrial Zone, Yahud 56100, Israel, and at any adjournment or postponement thereof.


Solicitation of Proxies

     If a proxy in the enclosed form is duly executed and returned, the Company's ordinary shares, par value NIS 1.00 per share (the "Ordinary Shares"), represented thereby will be voted. If specification is made by the shareholder on the form of proxy, the Ordinary Shares represented thereby will be voted in accordance with such specification. If no specification is made, the persons named in the accompanying proxy will vote the Ordinary Shares represented thereby FOR: (i) the election as Directors of the nominees named herein, (ii) the approval of the appointment of Kost, Forer & Gabbay as independent auditors of the Company for the year ending December 31, 2003 and for the period until the next Annual General Meeting of Shareholders and the authorization of the audit committee to fix the remuneration of the auditors in accordance with the volume and nature of their services, (iii) the approval of the Financial Statements of the Company and the Auditors' Report in respect thereof for the year ended December 31, 2002, (iv) the declaration of a 3% stock dividend to shareholders of record as of August 11, 2003, as a final dividend for the year ended December 31, 2002. Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes.

     Any shareholder may revoke his proxy by delivering a subsequently dated proxy or by giving written notice of revocation to the Secretary of the Company at any time before such proxy is voted or by voting in person at the Meeting. Attendance at the Meeting will not in itself constitute a revocation of a previously furnished proxy and shareholders who attend the Meeting in person need not revoke their proxy (if previously furnished) and vote in person.

     Pursuant to the provisions of the Company's Articles of Association, a proxy will be effective only if it is received by the Company at least 48 hours prior to the time of the Meeting.

     The Board of Directors does not know of any matter, other than those set forth herein, that is expected to be presented for consideration at the Meeting. However, if other matters properly come before the Meeting, the persons named in the accompanying proxy intend to vote thereon in accordance with their best judgment.


Record Date, Outstanding Voting Securities, Voting Rights

     Only shareholders of record at the close of business on June 30, 2003 will be entitled to receive notice of, and vote at, the Meeting and any adjournments or postponements thereof. As of June 30, 2003, there were 7,696,517 Ordinary Shares outstanding and eligible to vote at the Meeting. At the Meeting, each shareholder of record will be entitled to one vote for each Ordinary Share held by him in respect of each matter to be voted upon.

     The presence, in person or by proxy, of two or more persons entitled to vote upon the business to be transacted at the Meeting, each being a shareholder, a proxy for a shareholder or a representative of a corporation, holding together more than 33-1/3% of the outstanding Ordinary Shares, is necessary to constitute a quorum at the Meeting. Pursuant to our Articles of Association, if, within half an hour from the time appointed for the holding of a general meeting, a quorum is not present, the meeting shall stand adjourned until the same day in the next week at the same time and place or any time and hour as the Directors shall designate and state in a notice to the members, and if, at such adjourned meeting, a quorum is not present within half an hour from the time appointed for holding the meeting any two shareholders present in person or by proxy shall constitute a quorum. This proxy shall constitute notice of such adjourned meeting and no additional notice shall be provided by us to the shareholders.

     An affirmative vote of the holders of a majority of the Ordinary Shares represented at the Meeting, in person or by proxy and voting thereon is required to approve each of the proposals to be presented at the Meeting. In case of a tie vote, either on a show of hands or a poll, the Chairman of the Meeting shall be entitled to cast the determing vote.

     A broker who is the record owner of Ordinary Shares beneficially owned by a customer will have discretionary authority to vote such Ordinary Shares in the election of directors and all other proposals herein if the broker has not received voting instructions from the beneficial owner by the tenth day before the Meeting, provided that this Proxy Statement was transmitted to the beneficial owner at least 15 days before the Meeting. Abstentions and broker "non-votes" are not counted in determining outcomes of matters being acted upon. Abstentions are counted only for determining a meeting quorum. A broker "non-vote" occurs when a nominee holding Ordinary sSares of our company for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that proposal and has not received instructions from the beneficial owner.


     The  Company  will bear the cost of  soliciting  proxies.  Solicitation  of proxies will be primarily by mail, but proxies may also be solicited by directors, officers, and regular employees of the Company (who will not be specifically compensated for such services), by telephone or otherwise. Brokerage houses and other custodians, nominees, and fiduciaries that forward proxies and proxy materials to beneficial owners of Ordinary Shares will be reimbursed for their expenses by the Company.

                    SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                              OWNERS AND MANAGEMENT

     The following table sets forth certain information, as of June 17, 2003, pertaining to the beneficial ownership of the Company's Ordinary Shares by (i) persons known to the Company to own beneficially five percent or more of the Ordinary Shares and (ii) all directors and executive officers of the Company as a group.

     The information contained herein has been obtained from the Company's records or from information furnished directly by the individual or entity to the Company.

                                  Number of Ordinary             Percentage of
                                 Shares Beneficially        Outstanding Ordinary
   Name and Address                    Owned(1)                   Shares(2)
   ----------------                    --------                   ---------
                                      3,265,582                     42.43%
Mira Mag Inc.(3)
c/o S.Friedman & Co.
2 Weizman Street
Tel Aviv, Israel
                                        914,516                     11.88
Israel Aircraft Industries Ltd.
Ben-Gurion International Airport
Israel
                                        740,792                      9.54
Jacob Even-Ezra(4)
c/o Magal Security Systems Ltd.
17 Altalef Street, Industrial Zone
Yahud 56100 Israel
All Directors and Officers as a         837,612                     10.65
Group (consisting of 16
persons)(4)

------------------

(1) Ordinary Shares beneficially owned include Ordinary Shares issuable upon the exercise of options exercisable within 60 days of June 17, 2003.

(2)  The  percentage  of  outstanding  Ordinary  Shares  is based  on  7,696,517
     Ordinary Shares outstanding as of June 17, 2003. Ordinary Shares deemed beneficially owned by virtue of the right of any person to acquire such shares within 60 days of June 17, 2003, are treated as outstanding only for the purposes of determining the percent owned by such person.

(3) Mira Mag is the holder of 3,265,582 Ordinary Shares. The beneficial owners and their percentage interest in these shares are: the Eurona Foundation (84.5% or 2,759,417 Ordinary Shares) and Jacob Even-Ezra's three children (15.5% or 506,165 Ordinary Shares). Jacob Even-Ezra beneficially owns all of the 506,165 Ordinary Shares held by Mira Mag in which his children (Ornit Dekel and Guy and Asaf Even-Ezra) have an interest. The purpose of the Eurona Foundation, the trustees of which are Prinz Michael von Liechtenstein (address: Altenbach 8, P.O. Box 339, FL 9490 Vaduz, Liechtenstein) and Nathan Kirsh (address: Kapola Estate, Ezulwini, Swaziland), is to provide for the education, maintenance and support of the family of Nathan Kirsh and such other persons as the foundation's board may determine.

(4) Includes Mr. Even-Ezra's beneficial ownership of 506,165 Ordinary Shares held by Mira Mag (see footnote (3) above) and Mr. Even-Ezra's beneficial ownership of an additional 234,627 Ordinary Shares owned jointly by his three children (Ornit Dekel and Guy and Asaf Even-Ezra), over which he has voting and dispositive power.


                                 PROPOSAL NO. 1

                              ELECTION OF DIRECTORS

                           (Item 1 on the Proxy Card)

     The Company's Articles of Association provide for a Board of Directors consisting of no less than three and no more than eleven members, as may be determined from time to time at a general meeting of the shareholders of the Company. At this time, management is recommending seven nominees for election as directors. It is intended that proxies (other than those directing the proxy holders not to vote for the listed nominees or for certain of them) will be voted for the election of the seven nominees named in the following table, all of whom currently serve as directors of the Company. In addition to these seven directors, we have two "external directors" as defined by the Israeli Companies Law who hold office for a term of three years.

     Each director, other than the external directors, will hold office until the next Annual General Meeting and until such director's successor shall have duly taken office, unless such director's office is earlier vacated under any relevant provision of the Articles of Association of the Company or pursuant to the requirements of applicable law. All the members of our board of directors (except the external directors as detailed below) may be reelected upon completion of their term of office.

     In the event any of such nominees should be unable to serve, the proxies will be voted for the election of such other person or persons as shall be determined by the persons named in the proxy in accordance with their best judgment. The Company is not aware of any reason why any one of the nominees, if elected, would be unable to serve as a director.

     Under the Companies Law, and our Articles of Association, the affirmative vote of the holders of a majority of the Ordinary Shares represented at the Meeting in person or by proxy and entitled to vote and voting thereon will be necessary for shareholder approval of the election as directors of all the persons nominated below.

     The following information is supplied with respect to each person nominated and recommended to be elected by the Board of Directors of the Company and is based upon the records of the Company and information furnished to it by the nominees. Reference is made to "Security Ownership of Certain Beneficial Owners and Management" for information pertaining to stock ownership by the nominees.

        Nominees for Election Directors

        Name                 Age              Position with the Company
        ----                 ---              -------------------------
Jacob Even-Ezra.............. 72       Chairman of the Board and Chief Executive
                                         Officer
Izhar Dekel.................. 51       President and Director
Nathan Kirsh................. 71       Director
Jacob Nuss................... 55       Director
Raya Asher................... 35       Vice President-Finance, Chief Financial
                                         Officer,Secretary and Director
Jacob Perry ................. 59       Director
Shlomo Yanai................. 51       Director


     Jacob Even-Ezra has served as our Chairman of the Board and Chief Executive Officer since 1984, and from 1987 until 1990 he also served as President. He is currently a member of the Executive Council and the Management Committee of Tel-Aviv University. From 1985 to 1988, Mr. Even-Ezra was also Chairman of the Israel Export Institute. Mr. Even-Ezra is a beneficial owner of 15.5% of the total Ordinary Shares held by Mira Mag Inc., a holding company that is one of the principal shareholders of the Company. Mr. Even-Ezra is Izhar Dekel's father-in-law.

     Izhar Dekel has served as our President since 1990. He became a director in 1993 and served as Finance Manager of the Company between 1984 and 1990. Mr. Dekel is Mr. Even-Ezra's son-in-law.

     Nathan Kirsh has served as a director of the Company since 1984. Mr. Kirsh is an independent investor. Mr. Kirsh serves as one of the trustees of the Eurona Foundation, which is the beneficial owner of approximately 84.4% of the total Ordinary Shares held by Mira Mag Inc., a holding company that is one of the principal shareholders of the Company.

     Jacob Nuss has served as a director of the Company since 1993. Mr. Nuss is currently the Deputy Vice President Internal Auditing of Israel Aircraft Industries Ltd. ("IAI"), an approximately 12% shareholder of the Company. From 1993 to 1999, Mr. Nuss served as the Director of Finance of the electronics group of IAI. From 1991 to 1993, Mr. Nuss served as assistant to the Chairman of the Board of IAI. Since 1975, Mr. Nuss has worked in various financial management capacities at IAI.

     Raya Asher joined the Company as Vice President-Finance, Chief Financial Officer and Secretary in 1998 and has served as a director of the Company since May 2001. Prior to joining the Company, Ms. Asher served as a senior audit manager with Kost, Forer & Gabbay, Certified Public Accountants in Israel. Ms. Asher has a MBA in business and a B.A. in accounting and economics from Tel Aviv University and is a member of the Israeli CPA Association.

     Jacob Perry was appointed to serve as a director on December 2002. From 1995 to December 2002, Mr. Perry was President and CEO of Cellcom Israel Ltd., Israel's largest cellular phone operator. Mr. Perry served 29 years at the Israeli General Security Service, and served as its Chief from 1988 until 1995. Mr. Perry has also served as an adviser to the Israeli Prime Minister on the subject of prisoners of war and missing persons. He was a board member of El-Al Israel Airlines and a member of the executive staff of many public organizations. Mr. Perry is also a Chairman of the Board of Directors of various companies, including: Mizrahi Bank B.M., Lipman Electronic Engineering Ltd. and Aeronautics Defense Systems Ltd. and is an advisor to Cellguide Ltd.

     Shlomo Yanai was appointed to serve as a director in January on 2003. Since May 2003, Mr. Yanai served as the CEO of Makhteshim Agan Industries Ltd., an Israeli agro-chemicals company listed on the Tel Aviv Stock Exchange. Mr. Yanai served 32 years with the Israeli Defense Forces ("IDF") until 2001. During his long military career with the IDF, Mr. Yanai served as the commanding officer of an armored division from 1992 to 1994, the Head of the Army R&D and Procurement Division from 1994 to 1996, Commanding Officer of the IDF Southern Command from 1996 to 1998, as well as Head of the Division of Strategy Planning of the IDF from 1998 to 2001. In addition to these positions, Mr. Yanai was the head of the Israeli security delegation to the peace talks at Camp David, Shepherdstown and Wye River. Mr. Yanai received a B.A. in Political Science and Economics from the Tel Aviv University, and an M.P.A in National Resources Management from the George Washington University. He is also a graduate of

Harvard University's Advanced Management Program, which he completed during his academic sabbatical leave in 2001. During this year he was a research fellow at the Washington Institute.

     Other than the relationship between Mr. Dekel and Mr. Even-Ezra, there are no other family relationships among the directors of the Company.


     The Board of Directors recommends a vote FOR the election of all the above nominees.

     Directors Continuing in Office

     Menachem Meron has served as an External Director as of June 2001 and as a director since 1993. Since 1988, Mr. Meron has served as the general manager of IFTIC Ltd., an international consulting company. Mr. Meron currently serves on the boards of directors of the following companies: First International Bank, Israel, PAZ Lubricants and Chemicals Co. Ltd., Polar Investments Ltd., and Supercom Ltd. Mr. Meron, a retired Major General of the IDF, has previously served as the director general of the Israeli Ministry of Defense.

     Itzhak Hoffi has served as an External Director as of June 2001 and as a director since December 1996. Mr. Hoffi is also a member of the boards of directors of various companies, including: Orad Hi-Tec Systems Ltd., Palram Industries (1990) Ltd. and Bank Leumi Le-Israel Ltd. From1994 until 2000, and since May 2002, Mr. Hoffi has served as chairman of the board of Tadiran Ltd. From 1982 to 1990, Mr. Hoffi served as general manager of the Israel Electric Corporation Ltd. From 1974 until 1982, Mr. Hoffi was the head of the Mosad, Israeli's secret intelligence service.

Alternate Directors

     The Company's Articles of Association provide that any director may, by written notice to the Company, appoint another person to serve as an alternate director, subject to the approval of the Board of Directors. Pursuant to the new Israeli Companies Law, 5739-1999 (the "Companies Law"), such alternate director may not be a person who is a current director or an alternate director of the Company. The appointment of an alternate director is for one meeting or for another specified period or until notice is given of the cancellation of the appointment. To the Company's knowledge, no director currently intends to appoint any other person as an alternate director, except if the director is unable to attend a meeting of the Board of Directors.


Board Meetings And Committees; Approval of Certain Transactions

     During 2002, the Board of Directors held five meetings.

     The Company is subject to the provisions of the Companies Law, which became effective on February 1, 2000 superceding most of the provisions of the Israeli Companies Ordinance (New Version), 5743-1983. The Companies Law authorizes the Minister of Justice to adopt regulations exempting from the provisions described below companies, such as the Company, whose shares are traded on Israeli as well as non-Israeli exchanges/markets.

External Directors

     Under the Companies Law, companies incorporated under the laws of Israel whose shares have been offered to the public in Israel or outside of Israel are required to appoint two external directors. The Companies Law requires that the external directors be residents of Israel. However, the Minister of Justice of the State of Israel has promulgated regulations exempting certain qualifying foreign companies, such as the Company, from the applicability of certain provisions of the Companies Law. The Companies Regulations (Concessions for
Public Companies Whose Shares are Registered in a Stock Exchange Outside Israel), 5760-2000, as amended, defines "double foreign company" as a public company whose shares (i) have been offered to the public outside of Israel or were registered on a stock exchange outside of Israel prior to February 1, 2000 and (ii) were registered on a stock exchange in Israel after such date. Pursuant to these regulations, an external director of a double foreign company need not be an Israeli resident.

     The Companies Law provides that a person may not be appointed as an external director if the person or the person's relative, partner, employer or any entity under the person's control, has, as of the date of the person's appointment to serve as an external director, or had, during the two years preceding that date, any affiliation with the company, any entity controlling the company or any entity controlled by the company or by this controlling entity. The term affiliation includes (i) an employment relationship, (ii) a business or professional relationship maintained on a regular basis, (iii) control and (iv) service as an officer holder. The Companies Law further provides that if at the time the external directors are appointed a company's board of directors is comprised solely of members of the same gender, then at least one of the external directors must be of a different gender than the other directors.

     No person may serve as an external director if the person's position or other business creates, or may create, a conflict of interest with the person's responsibilities as an external director. Until the lapse of two years from termination of office, a company may not engage an external director to serve as an office holder and cannot employ or receive services from that person, either directly or indirectly, including through a corporation controlled by that person.

     External directors are to be elected by a majority vote at a shareholders' meeting, provided that either (i) the majority of shares voted at the meeting, including at least one third of the shares of non-controlling shareholders voted at the meeting, vote in favor of the election or (ii) the total number of shares voted against the election of the external director does not exceed one percent of the aggregate voting rights in the company.

     The initial term of an external director is for three years and may be extended for an additional three years. Each external director is required to serve on the company's audit committee. Each other committee of a company's board of directors is required to include at least one external director.

Audit Committee

     Under the Companies Law, the board of directors of any company that is required to nominate external directors must also appoint an audit committee comprised of at least three directors, including all of the external directors, but excluding (i) the chairman of the board of directors, (ii) the general manager, (iii) the chief executive officer, (iv) a controlling shareholder or a relative of a controlling shareholder and (v) any director employed by the company or who provides services to the company on a regular basis. Under the Companies Law, the role of the audit committee is to examine flaws in the business management of the company in consultation with the internal auditor and the company's independent accountants, and to suggest appropriate courses of action.

     The approval of the audit committee is required to effect specified actions and transactions with office holders and interested parties. An interested party is defined in the Companies Law as a 5% or greater shareholder, any person or entity who has the right to designate one or more directors or the general manager of the company or any person who serves as a director or as a general manager. An audit committee may not approve an action or a transaction with an interested party or with an office holder unless at the time of approval all the external directors are serving as members of the audit committee and at least one external director is present at the meeting during which any approval is granted.

     The Audit Committee assists the Board of Directors in monitoring (1) the integrity of the financial statements of the company, (2) the compliance by the company with legal and regulatory requirements and (3) the independence and performance of our external auditors. Management is responsible for the preparation and integrity of our financial statements.

     The Audit Committee reviewed our audited financial statements for the year ended December 31, 2002 and members of the Committee met with both management and our external auditors to discuss those financial statements. Management and the external auditors have represented to the Audit Committee that the financial statements were prepared in accordance with the generally accepted accounting principles in the U.S. Members of the Audit Committee have discussed with the external auditors their written disclosure and received a letter regarding their independence from our company as required by Independence Standards Board Standard No. 1. Members of the Audit Committee also discussed with the external auditors any matters required to be discussed by Statement on Auditing

Standards No. 61. Based upon these reviews and discussions, the Audit Committee has recommended to the Board of Directors that the audited financial statements be included in our Annual Report on Form 20-F for the year ended December 31, 2002.

Internal Auditor

     Under the Companies Law, the board of directors must appoint an internal auditor proposed by the audit committee. The role of the internal auditor is to examine whether a company's actions comply with the law, integrity and orderly business procedure. Under the Companies Law, the internal auditor may not be an interested party, office holder, affiliate, or a relative of an interested party, office holder or affiliate, nor may the internal auditor be the company's independent accountant or its representative.

                                 PROPOSAL NO. 2

                             APPOINTMENT OF AUDITORS

                           (Item 2 on the Proxy Card)

     Shareholders will be asked to approve the appointment of Kost, Forer & Gabbay, a member of Ernst & Young Global, as independent auditors of the Company for the year ending December 31, 2003 and for the period until the next Annual General Meeting of shareholders and to authorize the Audit Committee to fix the remuneration of the auditors in accordance with the volume and nature of their services. A representative of Kost, Forer & Gabbay is expected to be present at the Meeting and will be given an opportunity to make a statement if he or she desires to do so and to respond to appropriate questions from shareholders. Kost, Forer & Gabbay were the auditors for the Company for the year ended December 31, 2002.

     The Board of Directors recommends a vote FOR the appointment of Kost, Forer & Gabbay as the Company's auditors and the authorization of the audit committee to fix the remuneration of the auditors in accordance with the volume and nature of their services.

                                 PROPOSAL NO. 3

        REVIEW AND APPROVAL OF THE FINANCIAL STATEMENTS AND THE AUDITORS' REPORT

                           (Item 3 on the Proxy Card)

     At the Meeting, the Chairman of the Board of Directors of the Company will review the audited consolidated financial statements of the Company for the year ended December 31, 2002 and the Auditors' Report in respect thereof, as presented in the Company's 2002 Annual Report to Shareholders, and will answer appropriate questions relating thereto.

     The Board of Directors recommends a vote FOR the approval of Financial Statements of the Company and the Auditors' Report in respect thereof for the year ended December 31, 2002.

                                 PROPOSAL NO. 4

                          DECLARATION OF STOCK DIVIDEND

                           (Item 4 on the Proxy Card)

     At a meeting held on May 8, 2003, the Board of Directors of the Company approved a 3% stock dividend. Shareholders are asked to declare such stock dividend, payable to holders of the Ordinary Shares as of August 11, 2003, as a final dividend for the year ended December 31, 2002. Shareholders should note that pursuant to the Articles of Association of the Company, the shareholders present at the Meeting may not declare a larger dividend than is recommended by the Company's Board of Directors, but may declare a smaller dividend than is recommended by the Board of Directors.

     The Board of Directors recommends a vote FOR the declaration of a 3% stock dividend to the holders of Ordinary Shares as set forth above.

     THE COMPANY'S ANNUAL REPORT TO SHAREHOLDERS FOR THE YEAR ENDED DECEMBER 31, 2002 IS ENCLOSED HEREWITH. ADDITIONAL COPIES OF THE ANNUAL REPORT WILL BE MAILED WITHOUT CHARGE TO ANY SHAREHOLDER ENTITLED TO VOTE AT THE ANNUAL GENERAL MEETING, UPON WRITTEN REQUEST TO: MAGAL SECURITY SYSTEMS LTD., 17 ALTALEF STREET, INDUSTRIAL ZONE, YAHUD 56100, ISRAEL, ATTENTION: RAYA ASHER, SECRETARY.




                                 OTHER BUSINESS

     The Board of Directors knows of no business that is to be brought before the meeting other than as set forth in the Notice of Annual General Meeting of Shareholders. If any other matters properly come before the Meeting, the persons named in the enclosed form of proxy will vote in accordance with their best judgment on such matters.


                                            By Order of the Board of Directors

                                             JACOB EVEN-EZRA
                                             Chairman of the Board of Directors
                                             and Chief Executive Officer

     Dated: June 30, 2003

                                                                          ITEM 2

                           MAGAL SECURITY SYSTEMS LTD.

           THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoint(s) Jacob Even-Ezra and Raya Asher, or either of them, attorneys or attorney of the undersigned, for and in the name(s) of the undersigned, with power of substitution and revocation in each to vote any and all ordinary shares, par value NIS 1.0 per share, of Magal Security Systems Ltd. (the "Company"), which the undersigned would be entitled to vote as fully as the undersigned could if personally present at the Annual General Meeting of Shareholders of the Company to be held on July 30, 2003 at 10:00 a.m. at the registered office of the Company, 17 Altalef Street, Industrial Zone, Yahud 56100, Israel and at any adjournment or adjournments thereof, and hereby revoking any prior proxies to vote said shares, upon the following items of business more fully described in the notice of and proxy statement for such Annual General Meeting (receipt of which is hereby acknowledged):

     THIS PROXY WILL BE VOTED AS SPECIFIED ON THE REVERSE. IN THE ABSENCE OF SUCH SPECIFICATION, THE SHARES REPRESENTED BY THIS PROXY CARD WILL BE VOTED FOR THE ELECTION OF ALL THE NOMINEES FOR DIRECTOR IN ITEM 1 AND FOR ITEMS 2 THROUGH
4. ON ANY OTHER BUSINESS THAT MAY PROPERLY COME BEFORE THE MEETING, THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE JUDGMENT OF THE PERSONS NAMED ABOVE AS PROXIES.

                (Continued and to be signed on the reverse side)

                    ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

                           Magal Security Systems Ltd.

                                  July 30, 2003

                           Please date, sign and mail
                             your proxy card in the
                            envelope provided as soon
                                  as possible.

Please  detach  along  perforated  line  and  mail  in  the  envelope  provided.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
THE BOARD OF DIRECTORS  RECOMMENDS  A VOTE "FOR" THE  ELECTION OF DIRECTORS  AND
                          "FOR" PROPOSALS 2, 3 AND 4.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR
                  VOTE IN BLUE OR BLACK INK AS SHOWN HERE [X]
--------------------------------------------------------------------------------

1.   The election of seven directors for terms expiring in 2004.

[ ] FOR ALL NOMINEES

[ ]WITHHOLD AUTHORITY FOR ALL NOMINEES

[ ] FOR ALL EXCEPT
   (see instructions below)

NOMINEES:
( )JACOB EVEN-EZRA
( )IZHAR DEKEL
( )NATHAN KIRSH
( )JACOB NUSS
( )RAYA ASHER
( )JACOB PERRY
( )SHLOMO YANAI

INSTRUCTION: To withhold authority to vote for any individual nominee(s), mark ------------ "FOR ALL EXCEPT" and fill in the circle next to each nominee you wish to withhold, as shown here: (X)

2. Appointment of Kost Forer & Gabbay, a member of Ernst & Young Global, as independent auditors of the Company for the year ending December 31, 2003 and for the period until the next Annual General Meeting of Shareholders and to authorize the audit committee to fix the remuneration of the auditors in accordance with the volume and nature of their services.

        [ ] FOR               [ ] AGAINST         [ ] ABSTAIN

3. To receive, consider and discuss the Financial Statements of the Company and the Auditors' Report in respect thereof for the year ended December 31, 2002.

        [ ] FOR               [ ] AGAINST         [ ] ABSTAIN

4. Approval of the declaration of a 3% stock dividend to shareholders of record as of August 11, 2003 as a final dividend for the year ended December 31, 2002.

        [ ] FOR               [ ] AGAINST         [ ] ABSTAIN



To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. [ ]


Signature of Shareholder __________ Date _________
Signature of Shareholder __________ Date _________

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            MAGAL SECURITY SYSTEMS LTD.
                                            ---------------------------
                                                  (Registrant)



                                            By: Jacob Even-Ezra
                                                ---------------
                                                Jacob Even-Ezra
                                                Chairman of the Board and
                                                Chief Executive Officer



Date:  July 9, 2003